UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 19)*

Euronav NV

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

B38564108

(CUSIP Number)

Compagnie Maritime Belge NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

Attention: Ludovic Saverys

Chief Financial Officer

Tel: +32 3 247 59 11

With a Copy to:

Robert E. Lustrin, Esq.

Reed Smith LLP

599 Lexington Avenue

New York, NY 10022-7650

Tel: (212) 521-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Maritime Belge NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,425,600
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,425,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,425,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.99%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of December 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Saverco NV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*	As to 24,400 Ordinary Shares owned directly by Saverco NV.
**

The denominator is based on 201,783,532 Ordinary Shares outstanding as of December 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexander Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of December 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ludovic Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of December 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 3, 2023.

CUSIP No. B38564108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Saverys
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,450,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,450,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.00%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*

The denominator is based on 201,783,532 Ordinary Shares outstanding as of December 31, 2022, as reported in the Issuer’s Current Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on February 3, 2023.

CUSIP No. B38564108

Explanatory Note

This Amendment No. 19 (“Amendment No. 19”) to Schedule 13D relates to ordinary shares without par value (the “Ordinary Shares”) of Euronav NV (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2022, as amended by Amendment No. 1 thereto filed with the Commission on February 23, 2022, Amendment No. 2 thereto filed with the Commission on March 9, 2022, Amendment No. 3 thereto filed with the Commission on April 1, 2022, Amendment No. 4 thereto filed with the Commission on April 4, 2022, Amendment No. 5 thereto filed with the Commission on April 12, 2022, Amendment No. 6 thereto filed with the Commission on April 26, 2022, Amendment No. 7 thereto filed with the Commission on May 4, 2022, Amendment No. 8 thereto filed with the Commission on May 17, 2022, Amendment No. 9 thereto filed with the Commission on May 24, 2022, Amendment No. 10 thereto filed with the Commission on July 13, 2022, Amendment No. 11 thereto filed with the Commission on October 11, 2022, Amendment No. 12 thereto filed with the Commission on December 2, 2022, Amendment No. 13 thereto filed with the Commission on December 5, 2022, Amendment No. 14 thereto filed with the Commission on December 12, 2022, Amendment No. 15 thereto filed with the Commission on December 14, 2022. Amendment No. 16 thereto filed with the Commission on January 18, 2023, Amendment No. 17 thereto filed with the Commission on February 10, 2023 and Amendment No. 18 thereto filed with the Commission on February 16, 2023 (the “Original Schedule 13D”, and as amended and supplemented by this Amendment No. 19, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 19 shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported in the Original Schedule 13D.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented to replace the last three paragraphs with the following:

On March 23, 2023 the Issuer held the Special Meeting and reported that two of the five directors serving on the Issuer’s Supervisory Board were removed by vote of the Issuer’s shareholders, and that the following four new directors were appointed by vote of the Issuer’s shareholders to serve on the Issuer’s Supervisory Board: Mr. Marc Saverys and Mr. Patrick De Brabandere, whose appointment to the Supervisory Board had been called for by CMB, and Mr. John Fredriksen and Mr. Cato H. Stonex, whose appointment to the Supervisory Board had been called for by Famatown Finance Limited. The remaining persons whose appointment to the Supervisory Board had been called for by CMB, Mrs. Julie De Nul, Mrs. Catherine Scheers and Mr. Patrick Molis, were not appointed by the shareholders at the Special Meeting.

CMB purchased the Ordinary Shares reported on this Schedule 13D based on the Reporting Persons’ belief that the Ordinary Shares represent an attractive investment opportunity. CMB acquired additional Ordinary Shares with the purpose and intent of seeking the election of one or more directors to the Supervisory Board of the Issuer and to influence the outcome of matters submitted to the vote of the shareholders of the Issuer. Through CMB’s representation on the Issuer’s Supervisory Board, the Reporting persons intend to actively participate in decisions concerning the strategic direction of the Issuer and seek to maximize shareholder value to the benefit of the Issuer and its shareholders, including CMB. The Reporting Persons may, from time to time, change or modify their intentions as stated in this Item 4. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons may undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations, strategy and prospects; the trading price of the Ordinary Shares; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional beneficial ownership of securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately-negotiated transactions. In addition, the Reporting Persons may (i) take other actions to influence control of the Issuer, and/or (ii) engage in other discussions with management, the Issuer’s Supervisory Board or a committee thereof, security holders of the Issuer, and other relevant parties, or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or other material changes in the Issuer’s business or corporate structure, including changes in management or additional changes to the composition of the Issuer’s Supervisory Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the items listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Original Schedule 13D is hereby amended to read as follows:

(c)	During the past sixty (60) days, none of the Reporting Persons transacted in the Ordinary Shares.

(d)

To the best knowledge of the Reporting Persons, no other person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 7.	Material to Be Filed as Exhibits

Exhibit A	Joint Filing Agreement
Exhibit B	N/A
Exhibit C	Press Release dated April 8, 2022(1)
Exhibit D	Letter to Euronav NV dated April 26, 2022(2)
Exhibit E	Press release dated July 12, 2022(3)
Exhibit F	Letter to Supervisory Board of Euronav NV dated December 14, 2022(4)
Exhibit G	Letter to Euronav NV dated January 16, 2023(5)
Exhibit H	Press Release dated February 9, 2023(6)
Exhibit I	Transcript of CMB Conference Call held on February 15, 2023(7)

(1)	Previously filed with Amendment No. 5 on April 12, 2022
(2)	Previously filed with Amendment No. 6 on April 26, 2022
(3)	Previously filed with Amendment No. 10 on July 13, 2022
(4)	Previously filed with Amendment No. 15 on December 14, 2022
(5)	Previously filed with Amendment No. 16 on January 18, 2023
(6)	Previously filed with Amendment No. 17 on February 10, 2023
(7)	Previously filed with Amendment No. 18 on February 16, 2023

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 24, 2023
Dated

COMPAGNIE MARITIME BELGE NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Chief Financial Officer

SAVERCO NV

By:	/s/ Ludovic Saverys
Name:	Ludovic Saverys
Title:	Director

ALEXANDER SAVERYS

/s/ Alexander Saverys

LUDOVIC SAVERYS

/s/ Ludovic Saverys

MICHAEL SAVERYS

/s/ Michael Saverys